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                                                                    EXHIBIT 99.5

                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Chartered Semiconductor Manufacturing Ltd:


We consent to the use of our report dated February 1, 2002 with respect to the consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001 included and incorporated by reference into the Registration Statement on Form F-3 of Chartered Semiconductor Manufacturing Ltd (Registration No. 333-56878) and to the use of our report dated February 1, 2002 with respect to the balance sheets of Silicon Manufacturing Partners Pte Ltd as of December 31, 1999, 2000 and 2001, and the related profit and loss accounts, statements of changes in equity and cash flows for the three years ended December 31, 2001 incorporated by reference therein.

We also consent to the incorporation by reference of the above reports into the Registration Statements on Form S-8 of Chartered Semiconductor Manufacturing Ltd (Registration Nos. 333-89849, 333-63814 and 333-63816).

We also consent to the reference to our firm under the headings "Selected Financial Information", "Experts" and "General and Statutory Information - Consents" in the prospectus supplement.






/s/ KPMG
---------
KPMG
Singapore



September 16, 2002